UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41995

Logistic Properties of the Americas

(Exact name of registrant as specified in its charter)

601 Brickell Key Drive

Suite 700

Miami, FL 33131

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

The following documents attached as exhibits to this Form 6-K: Exhibit 99.1, the unaudited condensed consolidated interim financial statements as of June 30, 2024 and December 31, 2023 and for the three and six months ended June 30, 2024 and 2023; and Exhibit 99.2, Logistic Properties of the Americas’ Management’s Discussion and Analysis for the period ended June 30, 2024, shall be deemed to be filed and incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2024 and December 31, 2023 and for the three and six months ended June 30, 2024 and 2023
99.2	Management’s Discussion and Analysis for the period ended June 30, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Logistic Properties of the Americas

By:	/s/ Esteban Saldarriaga
Name:	Esteban Saldarriaga
Title:	Chief Executive Officer

Date: August 14, 2024